

March 14, 2014

Via E-mail
Harold A. Hurwitz
President and Chief Executive Officer
Pro-Dex, Inc.
2361 McGaw Avenue
Irvine, California 92614

> **Re:** **Pro-Dex, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed March 5, 2014**
> **File No. 333-192906**

Dear Mr. Hurwitz:

We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Form S-3 Requirements

1.   We note your response to prior comment 1. Based on your beneficial ownership disclosure in your definitive proxy statement filed on October 24, 2013, it would appear that a smaller number of shares of your common stock are held by non-affiliates as compared to the number included in your response. As such, please show us how you calculated that 2,254,772 shares of your common stock are held by non-affiliates of the company.

Certain Material U.S. Federal Income Tax Considerations, page 37

2.   We note your response to our prior comment 3, it appears, however, that you should provide a tax opinion in light of the material tax consequences to the investor. Please see Section III (A) of Staff Legal Bulletin No. 19, October 14, 2011, including footnote 39 thereto available on the Commission's website. Please file an opinion of counsel as to

the tax consequences to shareholders of the receipt of the subscription rights and of the exercise of the subscription rights or provide us an analysis that the tax consequences would not be material to your shareholders.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jay Mumford at 202-551-3637 or Tim Buchmiller at 202-551-3635 with any questions.

Sincerely,

/s/ Tim Buchmiller for

Amanda Ravitz
Assistant Director

cc (via e-mail): Garett Sleichter, Esq.
                  Rutan & Tucker, LLP